[Letterhead of SUPERVALU INC.]

Jeffrey J. Steinle, Esq.

Phone: (952) 828-4154

Fax: (952) 828-4403

E-Mail: jeff.steinle@supervalu.com

February 27, 2012

Milwood Hobbs

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SEC Comment Letter; SUPERVALU INC. 10-K 2012-02-24 Letter

Dear Mr. Hobbs:

This letter is in response to the letter from Andrew D. Mew to Craig Herkert dated February 24, 2012 regarding SUPERVALU INC.’s Form 10-K for fiscal Year Ended February 26, 2011 and Form 10-Q for Fiscal Quarter ended December 3, 2011. As we discussed this past Friday, you have authorized an extension of our response to March 23, 2012.

Very truly yours,

SUPERVALU INC.

/s/ Jeffrey J. Steinle

Jeffrey J. Steinle

Vice President, Business Law

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